UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________________

Optimum Communications, Inc.
(Name of Subject Company)

Optimum Communications, Inc.
CSC Investments II LLC
(Name of Filing Persons — Offeror)

__________________________

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

02156K103
(CUSIP Number of Class of Securities)

Michael E. Olsen
General Counsel
Optimum Communications, Inc.
1 Court Square West
Long Island City, New York 11101
(516) 803-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

__________________________

Copies to:

Andrew J. Ericksen Laura Katherine Mann White & Case LLP 609 Main Street, Suite 2900 Houston, Texas 77002 (713) 496-9688	Jonathan Michels White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-8200

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Optimum Communications, Inc., a Delaware corporation (“Optimum” or the “Company”) and CSC Investments II LLC, a Delaware limited liability company (“CSC Investments II”) and a wholly owned subsidiary of Optimum, on June 1, 2026 (the “Schedule TO”) relating to the offer by CSC Investments II to purchase for cash up to 120,000,000 shares of Optimum’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), in an amount such that the amount of cash used to purchase such Class A Common Stock accepted for purchase by CSC Investments II shall not exceed $300 million. The offer by CSC Investments II was made upon the terms and subject to the conditions described in the Offer to Purchase, dated June 1, 2026, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (together with such amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

As of June 22, 2026, the Company is aware of one complaint that has been filed in connection with the Offer by a purported stockholder of Optimum against Optimum (as nominal defendant), Next Alt S.à.r.l., Next Partner, L.P., the individual members of Optimum’s board of directors and certain members of executive management (the “Defendants”). Paul Berger, as trustee for the Paul Berger Revocable Trust (“Plaintiff”), brought direct and purported derivative claims on behalf of himself and all other similarly situated stockholders of Optimum Communications, Inc. See Berger v. Drahi (Del. Ch. C.A. No. 2026-0766-PAF). The Complaint asserts three claims for Defendants’ alleged breach of fiduciary duties. One claim is a direct claim against the directors and one executive for allegedly disseminating materially misleading or omissive materials in connection with the Offer. Plaintiff announced his intention to seek to enjoin the Defendants from proceeding with the Offer unless the Defendants disclose additional information alleged to have been omitted from the Offer to Purchase and/or recover damages for the Defendants’ alleged breaches of fiduciary duties.

The Company and the other Defendants believe that the Complaint is without merit and that no supplemental disclosure to the Offer to Purchase was or is required under any applicable law, rule or regulation. However, solely to minimize the burden and expense of litigation, avoid nuisance and potential delay or disruption to the Offer and provide additional information to the Company’s stockholders, the Company has determined to voluntarily supplement the Offer to Purchase with the below disclosures. The Company believes that the disclosures in the Offer to Purchase comply fully with applicable law and nothing in the supplemental disclosures will be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or of the legal merit of the legal proceedings described in the Offer to Purchase.

Supplemental Disclosures to the Offer to Purchase

These supplemental disclosures should be read in connection with the Offer to Purchase, which should be read in its entirety. The inclusion in this supplement to the Offer to Purchase of certain information should not be regarded as an indication that any of Optimum, CSC Investments II, or their respective affiliates, officers, directors, managers or other representatives, or any other recipient of this information, considered, or now considers, it to be material, and such information should not be relied upon as such. To the extent that information herein differs from or updates information contained in the Offer to Purchase, the information contained herein supersedes the information contained in the Offer to Purchase. The information contained herein speaks only as of the date of this Amendment No. 1 to Schedule TO, unless the information indicates another date applies. Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase, unless otherwise defined below.

Items 1, 6 and 7.

The disclosure in the Offer to Purchase and Items 1, 6 and 7 of the Schedule TO, to the extent such items incorporate by reference the information contained within the Offer to Purchase, is hereby amended and supplemented as follows:

The Offer to Purchase is hereby amended and supplemented by inserting the following immediately after the sixth paragraph on page 3:

“Who is the special committee of CSC Investments II and what is their authority?

The board of managers of CSC Investments II (the “Investments Board”) consists of Dennis Mathew, Michael Olsen, Marc Sirota, Todd Arden and Vincent Intrieri. On March 31, 2026, the Investments Board established a special committee (the “Investments Special Committee”) consisting of two independent managers of CSC Investments II, each of whom has no other interests in, or positions with, Optimum or its subsidiaries or the transactions: Messrs. Arden and Intrieri.

The Investments Special Committee engaged Farnan LLP as independent legal counsel. The Investments Board delegated to the Investments Special Committee certain powers, authority and duties, including the following:

(i)     To evaluate, review, negotiate, assess, and make recommendations to the Investments Board regarding potential strategic and financial alternatives on behalf of CSC Investments II and its direct and indirect controlled subsidiaries, regarding financing, restructuring, reorganization or recapitalization transactions (collectively, “Strategic Transactions”), including with respect to definitive agreements in connection therewith and responding to communications, inquiries, or proposals regarding a Strategic Transaction;

(ii)    To make determinations, on behalf of CSC Investments II and its direct or indirect controlled subsidiaries, under CSC Investments II’s and its subsidiaries’ indentures, credit agreements, and other credit documents with respect to any Strategic Transaction, including with respect to valuation determinations, if any such determinations may be advisable or required;

(iii)   To decline to review, negotiate, or recommend a potential Strategic Transaction on behalf of CSC Investments II or any of its direct or indirect controlled subsidiaries in its sole discretion as it determines appropriate;

(iv)   To engage on terms satisfactory to the Investments Special Committee such advisors, consultants and agents, including, without limitation, financial, legal and other advisors, as the Investments Special Committee may, in its sole discretion, deem necessary or appropriate to perform such services and render such opinions as may be necessary or appropriate to discharge its duties and to advise and assist it in connection with fulfilling its duties as delegated by its sole member, the Investments Board, and CSC Investments II.

The Investments Board further delegated to the Investments Special Committee the authority to, on behalf of the entire Investments Board and as it deems appropriate or desirable in its discretion, take any action with respect to any Conflicts Matters (as defined below), as determined in the sole judgment of the Investments Special Committee, including, but not limited to: (a) any decision regarding all or part of a Strategic Transaction to the extent it constitutes a Conflicts Matter and (b) any other transaction implicating CSC Investments II or its subsidiaries in which a Related Party has an interest.

For purposes of such delegation and the delegation to the CSC Holdings Special Committee discussed below, (a) “Related Parties” mean any current or former directors, managers, officers, investment committee members, special or other committee members, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, managed accounts or funds, predecessors, participants, successors, assigns, subsidiaries, affiliates, partners, limited partners, general partners, principals, members, management companies, fund advisors or managers, employees, agents, trustees, advisory board members, financial advisors, attorneys (including any other attorneys or professionals retained by any current or former director or manager in his or her capacity as a director or manager of an entity), accountants, investment bankers, consultants, representatives, and other professionals and advisors of such person or entity, and any such person’s or entity’s respective heirs, executors, estates, and nominees and (b) a “Conflicts Matter” means any potential for conflicts of interest between CSC Investments II or CSC Holdings (as applicable), on the one hand, and any Related Parties, on the other hand.

In addition, on May 20, 2026, the board of directors of Optimum updated Optimum’s related-party transaction approval policy to provide related-party transactions (as defined in the policy) can be approved either by the audit committee of Optimum’s board of directors or, in the case of a related-party transaction between a related party and a subsidiary of Optimum that has independent (within the meaning of NYSE rules), disinterested directors, a committee of such independent, disinterested directors of such subsidiary empowered to approve such transaction. With respect to approval of the Private Exchange Transaction, such approval was made by the Investments Special Committee in accordance with such updated related-party transaction approval policy.

Who is the special committee of CSC Holdings and what is its authority?

On July 31, 2024, Cablevision Systems Corporation, a wholly owned subsidiary of Optimum and the direct owner of CSC Holdings (the “CSC Member”), established a special committee (the “CSC Holdings Special Committee”) of the board of managers (the “CSC Board”) of CSC Holdings. Since April 6, 2026, the CSC Holdings Special Committee consists of three independent managers of CSC Holdings, each of whom has no other interests in, or positions with, Optimum or its subsidiaries or the transactions: Matthew Doheny, Elizabeth LaPuma and Ted Russell.

The CSC Holdings Special Committee was advised by Katten Muchin Rosenman LLP at the time of its creation and subsequently engaged DLA Piper LLP (US) (“DLA Piper”) as independent legal counsel.

In consents dated July 31, 2024, October 10, 2025 and April 6, 2026, the CSC Member delegated to the CSC Holdings Special Committee certain powers, authority and duties, including the following:

(i)     To evaluate, review, negotiate, assess, and make recommendations to the CSC Board regarding potential Strategic Transactions, including with respect to definitive agreements in connection therewith and responding to communications, inquiries, or proposals regarding a Strategic Transaction;

(ii)    To make determinations, on behalf of CSC Holdings and its direct or indirect controlled subsidiaries, under CSC Holdings’ indentures, credit agreements, and other credit documents with respect to any Strategic Transaction, including with respect to valuation determinations, if any such determinations may be advisable or required;

(iii)   To decline to review, negotiate, or recommend a potential Strategic Transaction on behalf of CSC Holdings or any of its direct or indirect controlled subsidiaries in its sole discretion as it determines appropriate; and

(iv)   To engage on terms satisfactory to the CSC Holdings Special Committee such advisors, consultants and agents, including, without limitation, financial, legal and other advisors, as the CSC Holdings Special Committee may, in its sole discretion, deem necessary or appropriate to perform such services and render such opinions as may be necessary or appropriate in order for the CSC Holdings Special Committee to discharge its duties and to advise and assist it in connection with fulfilling its duties as delegated by the CSC Member, the CSC Board, and CSC Holdings.

The CSC Member further delegated to the CSC Holdings Special Committee the authority to, on behalf of the entire CSC Board and as it deems appropriate or desirable in its discretion, take any action with respect to any Conflicts Matters, as determined in the sole judgment of the CSC Holdings Special Committee, including, but not limited to: (a) any decision regarding all or part of a Strategic Transaction to the extent it constitutes a Conflicts Matter; and (b) any other transaction implicating CSC Holdings or its subsidiaries in which a Related Party has an interest. In addition, the CSC Member (1) delegated to the CSC Holdings Special Committee the exclusive authority and power to review, discuss, consider, negotiate, approve, and authorize CSC Holdings’ entry into, and consummation of, a

Strategic Transaction, solely to the extent that all or a portion of the Strategic Transaction constitutes a Conflicts Matter, and (2) retained the authority and power to review, discuss, consider, negotiate, and recommend that the CSC Board approve and authorize CSC Holdings’ entry into, and consummation of, a Strategic Transaction, to the extent that such Strategic Transaction does not constitute a Conflicts Matter.

For purposes of the foregoing delegations, the authority to act on behalf of CSC Investments II is vested in the board of managers of CSC Investments II, and any actions necessary for CSC Holdings with respect to Conflicts Matters shall be made by the CSC Holdings Special Committee.

What were the transactions that preceded the Offer?

The Company continually seeks opportunities to strengthen its capital structure to better position its business for long-term value creation.

In June 2024, a group of investors that claim to hold approximately 99% of the funded debt of CSC Holdings entered into a Cooperation Agreement (the “Co-Op Agreement” and the parties thereto, the “Co-Op Group”), which prevents individual members of the Co-Op Group, or subsets thereof, from entering into facility-specific or one-off restructuring or financing transactions with CSC Holdings. The Co-Op Agreement thus severely limits traditional restructuring alternatives, including with respect to the debt that matures in 2027. In view of the foregoing, the Company carefully considered its alternatives and has determined that the best path is to pursue a consensual comprehensive restructuring of the funded debt of CSC Holdings through a negotiation with the Co-Op Group.

On January 28, 2026, the Company retained White & Case LLP (“White & Case”) to serve as its new lead restructuring counsel.

On May 29, 2026, the Company engaged in a series of transactions designed to protect and maximize stakeholder value and position the Company for anticipated discussions with an investor group holding funded debt obligations of CSC Holdings. The Company believes that these transactions and the Offer will increase the likelihood that the Company will be able to reach a consensual comprehensive deal with the Co-Op Group and will also mitigate the potential adverse impact that failing to achieve such a resolution could otherwise have on the Company’s assets and business operations and the value recoverable by its creditors and stockholders. The Company cannot provide any assurance that any consensual agreement will ultimately be reached with the Co-Op Group or any other creditors.

The May 29, 2026 transactions include: (1) an internal reorganization (the “Internal Reorganization”), approved by the CSC Holdings Special Committee and Investments Special Committee, as applicable, designed to protect and preserve the Company’s unrestricted assets from the potential adverse impact of CSC Holdings being unable to reach agreement with the holders of its funded debt regarding a comprehensive financial restructuring; (2) the Private Placement Transaction, wherein third-party investors purchased for $300 million newly issued Preferred Units; and (3) the Private Exchange Transaction wherein Next Alt S.à r.l. (“Next Alt”) and its affiliate, Next Partner, L.P. (“Next Partner” and, together with Next Alt, the “Next Entities”) and members of the board of directors and executive management of Optimum exchanged a portion of their Optimum common stock for Preferred Units at $2.50 per share.

What was the Internal Reorganization?

In the Internal Reorganization, the Company enhanced the operational and financial independence of the Optimum East Cable business (i.e., its internet, voice and video operations business in New York, Connecticut, New Jersey and Pennsylvania), which was already part of the “unrestricted” group under the CSC Holdings debt documents prior to the transactions. In pursuit of this objective, the Company formed CSC Investments II as an unrestricted subsidiary to hold, directly and indirectly, the Company’s equity interests in the unrestricted subsidiaries that comprise the Optimum East Cable business. CSC Investments II now also holds the Company’s 50.01% stake in Cablevision Lightpath LLC (“Lightpath”).

In addition to consolidating CSC Holdings’ unrestricted equity interests in the Optimum East Cable and Lightpath businesses under CSC Investments II and its subsidiaries (the “CSC Investments II Group”), the Company also caused certain corporate functions, contracts, assets having de minimis value and employees that complement and support the Optimum East Cable business to be migrated into or assumed by the CSC Investments II Group as a capital contribution to a wholly-owned subsidiary. The Company has also amended and restated the existing shared services agreement to maintain the Company’s ordinary-course business operations without disruption. The resulting new structure, which was implemented in compliance with the terms of the CSC Holding debt documents, is intended to maximize value by facilitating the Company’s ability to raise capital supported by the value of the CSC Investments II Group. The structure has the added benefit of protecting and preserving the Optimum East Cable business from any potential consequences of a future default under the CSC Holdings debt documents or the failure to reach a consensual comprehensive resolution with the Co-Op Group, including reducing the possibility that the CSC Investments II Group would file for relief under chapter 11 of the Bankruptcy Code if it is determined that it would be prudent for CSC Holdings to do so.

To further protect and preserve the entities that constitute Optimum East Cable business from any potential consequences of a future default under the Amended and Restated Credit Agreement (the “Optimum East Credit Agreement”), dated as of January 12, 2026, among certain borrowers and guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, entered into an amendment to the Optimum East Credit Agreement to, among other things, eliminate a cross-default provision in the Optimum East Credit Agreement. As a result of the elimination of such cross-default, a bankruptcy or insolvency of CSC Holdings will not trigger an event of default under the Optimum East Credit Agreement.

The Internal Reorganization was approved by both the CSC Holdings Special Committee and the Investments Special Committee following extensive discussion with the Company’s advisors, including White & Case, as legal advisor, and Evercore, as financial advisor, Altman Solon LP, as industry consultant, and DLA Piper and Farnan LLP, as counsel to the CSC Holdings Special Committee and the Investments Special Committee, respectively. The CSC Holdings Special Committee held meetings with such advisors on April 16, April 22, April 30, May 7, May 14 and May 21 and approved the Internal Reorganization, as well as the amendment of the limited liability company agreement of CSC Investments II, on May 27, 2026. During such period, the CSC Holdings Special Committee held numerous separate discussions with DLA Piper without the presence of the Company’s advisors.

The Investments Special Committee held meetings with the Company’s advisors and Farnan LLP on March 31, April 1, April 2, April 7, April 10, April 17, April 24, May 1, May 15 and May 23 and approved the Internal Reorganization on May 28, 2026. During such period, the Investments Special Committee held numerous separate discussions with Farnan LLP without the presence of the Company’s advisors.

How was the Private Placement Transaction negotiated?

The Private Placement Transaction was negotiated under the direction of the Investments Special Committee. The Company engaged in a rigorous marketing process to raise $300 million through the issuance of Preferred Units in CSC Investments II. Evercore served as placement agent, and White & Case acted as legal advisor to the Company.

Commencing in March 2026, the Company identified and approached nine sophisticated institutional investors that it believed were not bound by the Co-Op Agreement about a potential preferred equity investment in CSC Investments II. CSC Investments II negotiated extensively with several investors between March and May 2026 before reaching agreement with two leading third-party institutional investors on the terms of the Private Placement Transaction and completing such transaction on May 29, 2026. These two institutional investors were held in competition until late May 2026 and, following completion of that competitive process, CSC Investments II determined to transact with both investors on the negotiated arm’s-length terms.

In setting the terms of the Private Placement Transaction, the Investments Special Committee considered numerous factors in addition to the extensive arm’s-length negotiations with third-party investors, including (i) the use of proceeds from the transaction to support general corporate purposes, including to finance the Offer, (ii) the flexibility provided by the Preferred Units to raise additional financing for the CSC Investments II Group, (iii) the dividend burden of the Preferred Units and the flexibility for CSC Investments II to elect to pay such dividends in cash or by compounding, at its option, and (iv) the redemption features of the Preferred Units, which the Investments Special Committee believes incentivize a consensual transaction with the Co-Op Group by providing for a lower redemption price for nine months and a higher redemption price in the event of a non-consensual restructuring of CSC Holdings debt.

Although management supported these negotiations, all decision-making was delegated to the Investments Special Committee under the delegation of authority described above.

The Private Placement Transaction was approved by the Investments Special Committee following extensive discussion with the Company’s advisors, including White & Case, as legal advisor, and Evercore, as financial advisor and placement agent, Altman Solon LP, as industry consultant, and Farnan LLP, as counsel to the Investments Special Committee. The Investments Special Committee held meetings with such advisors on March 31, April 1, April 2, April 7, April 10, April 17, April 24, May 1, May 15 and May 23 and approved the Private Placement Transaction on May 28, 2026. During such period, the Investments Special Committee held numerous separate discussions with Farnan LLP without the presence of the Company’s advisors.

What was the purpose of the Private Exchange Transaction?

The Company believes that the Private Exchange Transaction, together with the Offer and the other transactions announced on June 1, 2026, will increase the likelihood that the Company will be able to reach a consensual comprehensive deal with the Co-Op Group and will also mitigate the potential adverse impact that failing to achieve such a resolution could otherwise have on the Company’s assets and business operations and the value recoverable by its creditors and stockholders. The Company cannot provide any assurance that any consensual agreement will ultimately be reached with the Co-Op Group or any other creditors.

The Offer provides an opportunity for other stockholders to participate in the separate benefits created by the Private Placement Transaction in advance of any consensual transaction with the Co-Op Group, the timing, likelihood and contours of which are uncertain.

How was the Private Exchange Transaction negotiated?

The Investments Special Committee believed that it was important for CSC Investments II to determine market terms for the Preferred Units by negotiating with third-party investors rather than members of the board of directors or management of Optimum or Next Alt. Accordingly, participants in the Private Exchange Transaction were presented the terms of the Preferred Units and the opportunity to choose to participate in the exchange but not the opportunity to negotiate the terms of the Preferred Units or the exchange ratio.

In determining the exchange ratio of shares of Optimum common stock for Preferred Units having a stated value of $1,000 per unit, the Investments Special Committee considered a variety of factors, including historical trading prices for Optimum Class A Common Stock; hypothetical recoveries by holders of Optimum common stock in various potential restructuring scenarios; and the likelihood of the Company to achieve a consensual restructuring transaction with holders of CSC Holdings debt. A significant factor was the value that the Company believes could be delivered to holders of CSC Holdings debt in a consensual restructuring in which those holders receive equity interests in Optimum — an entity that is neither an obligor nor a guarantor of their debt — rather than equity in, or assets of, CSC Holdings and/or its subsidiaries. Structuring flexibility for CSC Holdings in this manner would mitigate a potential multi-billion-dollar U.S. federal income tax liability for which Optimum and its subsidiaries would be jointly and severally liable and which would otherwise substantially diminish the value of creditor recoveries. The Investments Special Committee considered both the magnitude of this potential tax liability, the potential reduction of such liability achievable through such a consensual transaction, and the impact such a large value shift has on the likelihood of reaching a consensual resolution. These factors supported a per-share price of $2.50, which was materially higher than the then-current market price of Optimum Class A Common Stock.

The Private Exchange Transaction was approved by the Investments Special Committee following extensive discussion with the Company’s advisors, including White & Case, as legal advisor, and Evercore, as financial advisor, Altman Solon LP, as industry consultant, and Farnan LLP, as counsel to the Investments Special Committee. The Investments Special Committee held meetings with such advisors on March 31, April 1, April 2, April 7, April 10, April 17, April 24, May 1, May 15 and May 23 and approved the Private Exchange Transaction on May 28, 2026. During such period, the Investments Special Committee held numerous separate discussions with Farnan LLP without the presence of the Company’s advisors.

In addition, the Investments Special Committee obtained an opinion of Kroll, LLC (“Kroll”), as an independent financial advisor to the Investments Special Committee, to the effect that, as of the date thereof and subject to the assumptions, qualifications, limitations and other matters set forth therein, the consideration to be received by CSC Investments II in connection with the Private Exchange Transaction is fair, from a financial point of view, to CSC Investments II.

Based on a probability weighted analysis assuming a consensual restructuring, Kroll estimated a range of values per share of Optimum Class A Common Stock from $1.13 to $3.56. The Investments Special Committee, following deliberation and consultation with the advisors, determined a price of $2.50 per share of Optimum Class A Common Stock, which is within the range of estimated values provided in Kroll’s analysis, to be fair from a financial point of view to CSC Investments II.

In evaluating Kroll’s independence, the Investments Special Committee considered other engagements of Kroll by the Company and its affiliates and determined that such other engagements did not affect Kroll’s ability to provide independent advice to the Investments Special Committee. Kroll has provided valuation opinions and analyses for the Company, its affiliates and their legal advisors pursuant to such other engagements.

THE INVESTMENTS SPECIAL COMMITTEE’S DETERMINATION AND SUCH OPINION ARE NOT A DETERMINATION OF THE FAIR VALUE OF A SHARE OF OPTIMUM CLASS A COMMON STOCK. RATHER, THEY WERE USED SOLELY TO DETERMINE THE FAIRNESS TO CSC INVESTMENTS II OF THE EXCHANGE RATIO. MOREOVER, NONE OF CSC INVESTMENTS II, OPTIMUM, THE INVESTMENTS BOARD, THE BOARD OF DIRECTORS OF OPTIMUM, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. NEITHER CSC INVESTMENTS II NOR OPTIMUM HAVE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

How was the Purchase Price determined?

The Investments Special Committee made no determination as to the fairness of the Purchase Price to any party other than CSC Investments II. The Purchase Price of $2.50 per share was selected for the Offer to unaffiliated stockholders of Optimum because that was the per-share price at which CSC Investments II acquired Optimum common stock held by Next Alt and members of the board of directors and executive management of Optimum in the Private Exchange Transaction.

The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares of Class A Common Stock (subject to the proration described herein if more than 120,000,000 shares of Class A Common Stock are validly tendered and not validly withdrawn) and, thereby, receive a return of some or all of their investment if they so elect, without potential disruption to the share price and the usual transaction costs associated with open market sales. The maximum number of shares that CSC Investments II is offering to purchase in the Offer is approximately equivalent to the proportion of the holdings of Next Alt and members of the board of directors and executive management of Optimum that was exchanged in the Private Exchange Transaction. Next Alt and the members of the board of directors and executive management of Optimum that participated in the Private Exchange Transaction have agreed with CSC Investments II that they will not tender any shares in the Offer.

In light of the timing and other challenges associated with the Potential Public Exchange Offer, the Company believes it is appropriate to offer stockholders that did not have the opportunity to participate in the Private Exchange Transaction, the opportunity to participate directly in the benefits of the transactions through the Offer by tendering their shares for cash at the same per-share valuation that was used in the Private Exchange Transaction.

NONE OF CSC INVESTMENTS II, OPTIMUM, THE INVESTMENTS BOARD, THE BOARD OF DIRECTORS OF OPTIMUM, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. NEITHER CSC INVESTMENTS II NOR OPTIMUM HAVE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

What are the risks to the Potential Public Exchange Offer?

In the event that CSC Investments II purchases substantially all of the shares that it is offering to purchase in the Offer, it does not intend to commence the Potential Public Exchange Offer.

Although it is CSC Investments II’s current intention to commence the Potential Public Exchange Offer, there can be no assurance that the Potential Public Exchange Offer will ultimately be commenced or consummated, even if less than 120,000,000 shares are purchased in the Offer. The Potential Public Exchange Offer is subject to risks and uncertainties, including the timing for the preparation of a registration statement with respect to the exchange, the preparation of financial statements and other business disclosures for such registration statement and the requirement that such registration be declared effective by the SEC.

In addition, holding preferred equity interests in a subsidiary for which there is no trading market may not be suitable for many of Optimum’s stockholders (including due to tax considerations for non-U.S. holders).

We cannot assure you that we will complete the Potential Public Exchange Offer or the timing thereof.”

Section 2. Purpose of the Offer; Certain Effects of the Offer.

The Offer to Purchase is hereby amended and supplemented by inserting the following immediately after the first paragraph of Section 2 on page 16:

“In June 2024, a group of investors that claim to hold approximately 99% of the funded debt of CSC Holdings entered into a Cooperation Agreement (the “Co-Op Agreement” and the parties thereto, the “Co-Op Group”), which prevents individual members of the Co-Op Group, or subsets thereof, from entering into facility-specific or one-off restructuring or financing transactions with CSC Holdings. The Co-Op Agreement thus severely limits traditional restructuring alternatives, including with respect to the debt that matures in 2027. In view of the foregoing, we carefully considered our alternatives and have determined that the best path is to pursue a consensual comprehensive restructuring of the funded debt of CSC Holdings through a negotiation with the Co-Op Group. On January 28, 2026, we retained White & Case LLP (“White & Case”) to serve as our new lead restructuring counsel.

On May 29, 2026, we engaged in a series of transactions designed to protect and maximize stakeholder value and position us for anticipated discussions with an investor group holding funded debt obligations of CSC Holdings. We believe that these transactions and the Offer will increase the likelihood that we will be able to reach a consensual comprehensive deal with the Co-Op Group and will also mitigate the potential adverse impact that failing to achieve such a resolution could otherwise have on our assets and business operations and the value recoverable by our creditors and stockholders. We cannot provide any assurance that any consensual agreement will ultimately be reached with the Co-Op Group or any other creditors.

The May 29, 2026 transactions include: (1) an internal reorganization (the “Internal Reorganization”), approved by the CSC Holdings Special Committee and Investments Special Committee, as applicable, designed to protect and preserve our unrestricted assets from the potential adverse impact of CSC Holdings being unable to reach agreement with the holders of our funded debt regarding a comprehensive financial restructuring; (2) the Private Placement Transaction, wherein third-party investors purchased for $300 million newly issued Preferred Units (as further described below); and (3) the Private Exchange Transaction wherein Next Alt S.à r.l. (“Next Alt”) and its affiliate, Next Partner, L.P. (“Next Partner” and, together with Next Alt, the “Next Entities”) and members of the board of directors and executive management of Optimum exchanged a portion of their Optimum common stock for Preferred Units at $2.50 per share (as further described below).

In the Internal Reorganization, we enhanced the operational and financial independence of the Optimum East Cable business (i.e., our internet, voice and video operations business in New York, Connecticut, New Jersey and Pennsylvania), which was already part of the “unrestricted” group under the CSC Holdings debt documents prior to the transactions. In pursuit of this objective, we formed CSC Investments II as an unrestricted subsidiary to hold, directly and indirectly, our equity interests in the unrestricted subsidiaries that comprise the Optimum East Cable business. CSC Investments II now also holds our 50.01% stake in Cablevision Lightpath LLC (“Lightpath”).

In addition to consolidating CSC Holdings’ unrestricted equity interests in the Optimum East Cable and Lightpath businesses under CSC Investments II and its subsidiaries (the “CSC Investments II Group”), we also caused certain corporate functions, contracts, assets having de minimis value and employees that complement and support the Optimum East Cable business to be migrated into or assumed by the CSC Investments II Group as a capital contribution to a wholly-owned subsidiary. We have also amended and restated the existing shared services agreement to maintain our ordinary-course business operations without disruption. The resulting new structure, which was implemented in compliance with the terms of the CSC Holdings debt documents, is intended to maximize value by facilitating our ability to raise capital supported by the value of the CSC Investments II Group. The structure has the added benefit of protecting and preserving the Optimum East Cable business from any potential consequences of a future default under the CSC Holdings debt documents or the failure to reach a consensual comprehensive resolution with the Co-Op Group, including reducing the possibility that the CSC Investments II Group would file for relief under chapter 11 of the Bankruptcy Code if it is determined that it would be prudent for CSC Holdings to do so.

To further protect and preserve the entities that constitute Optimum East Cable business from any potential consequences of a future default under the Amended and Restated Credit Agreement (the “Optimum East Credit Agreement”), dated as of January 12, 2026, among certain borrowers and guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, entered into an amendment to the Optimum East Credit Agreement to, among other things, eliminate a cross-default provision in the Optimum East Credit Agreement. As a result of the elimination of such cross-default, a bankruptcy or insolvency of CSC Holdings will not trigger an event of default under the Optimum East Credit Agreement.”

The Offer to Purchase is hereby amended and supplemented by amending and restating in its entirety the second paragraph on page 17 as follows:

“Although it is CSC Investments II’s current intention to commence the Potential Public Exchange Offer, there can be no assurance that the Potential Public Exchange Offer will ultimately be commenced or consummated, even if less than 120,000,000 shares are purchased in the Offer. The Potential Public Exchange Offer is subject to risks and uncertainties, including the timing for the preparation of a registration statement with respect to the exchange, the preparation of financial statements and other business disclosures for such registration statement and the requirement that such registration be declared effective by the SEC. In addition, holding preferred equity interests in a subsidiary for which there is no trading market may not be suitable for many of Optimum’s stockholders (including due to tax considerations for non-U.S. holders). We cannot assure you that we will complete the Potential Public Exchange Offer or the timing thereof.”

The Offer to Purchase is hereby amended and supplemented by inserting the following immediately after the third paragraph on page 17:

“We believe that the Private Exchange Transaction, together with the Offer and the other transactions announced on June 1, 2026, will increase the likelihood that we will be able to reach a consensual comprehensive deal with the Co-Op Group and will also mitigate the potential adverse impact that failing to achieve such a resolution could otherwise have on our assets and business operations and the value recoverable by our creditors and stockholders. We cannot provide any assurance that any consensual agreement will ultimately be reached with the Co-Op Group or any other creditors. The Offer provides an opportunity for other stockholders to participate in the separate benefits created by the Private Placement Transaction in advance of any consensual transaction with the Co-Op Group, the timing, likelihood and contours of which are uncertain.

The Investments Special Committee made no determination as to the fairness of the Purchase Price to any party other than CSC Investments II. The Purchase Price of $2.50 per share was selected for the Offer to unaffiliated stockholders of Optimum because that was the per-share price at which CSC Investments II acquired Optimum common stock held by Next Alt and members of the board of directors and executive management of Optimum in the Private Exchange Transaction.

The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares of Class A Common Stock (subject to the proration described herein if more than 120,000,000 shares of Class A Common Stock are validly tendered and not validly withdrawn) and, thereby, receive a return of some or all of their investment if they so elect, without potential disruption to the share price and the usual transaction costs associated with open market sales. The maximum number of shares that CSC Investments II is offering to purchase in the Offer is approximately equivalent to the proportion of the holdings of Next Alt and members of the board of directors and executive management of Optimum that was exchanged in the Private Exchange Transaction. Next Alt and the members of the board of directors and executive management of Optimum that participated in the Private Exchange Transaction have agreed with CSC Investments II that they will not tender any shares in the Offer.

In light of the timing and other challenges associated with the Potential Public Exchange Offer, we believe it is appropriate to offer stockholders that did not have the opportunity to participate in the Private Exchange Transaction, the opportunity to participate directly in the benefits of the transactions through the Offer by tendering their shares for cash at the same per-share valuation that was used in the Private Exchange Transaction.

NONE OF CSC INVESTMENTS II, OPTIMUM, THE INVESTMENTS BOARD, THE BOARD OF DIRECTORS OF OPTIMUM, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. NEITHER CSC INVESTMENTS II NOR OPTIMUM HAVE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.”

Section 9. Source and Amount of Funds.

The Offer to Purchase is hereby amended and supplemented by inserting the following immediately after the first paragraph of Section 9 on page 29:

“The Private Placement Transaction was negotiated under the direction of the Investments Special Committee. We engaged in a rigorous marketing process to raise $300 million through the issuance of Preferred Units in CSC Investments II. Evercore served as placement agent, and White & Case acted as our legal advisor.

Commencing in March 2026, we identified and approached nine sophisticated institutional investors that we believed were not bound by the Co-Op Agreement about a potential preferred equity investment in CSC Investments II. CSC Investments II negotiated extensively with several investors between March and May 2026 before reaching agreement with two leading third-party institutional investors on the terms of the Private Placement Transaction and completing such transaction on May 29, 2026. These two institutional investors were held in competition until late May 2026 and, following completion of that competitive process, CSC Investments II determined to transact with both investors on the negotiated arm’s-length terms.

In setting the terms of the Private Placement Transaction, the Investments Special Committee considered numerous factors in addition to the extensive arm’s-length negotiations with third-party investors, including (i) the use of proceeds from the transaction to support general corporate purposes, including to finance the Offer, (ii) the flexibility provided by the Preferred Units to raise additional financing for the CSC Investments II Group, (iii) the dividend burden of the Preferred Units and the flexibility for CSC Investments II to elect to pay such dividends in cash or by compounding, at its option, and (iv) the redemption features of the Preferred Units, which the Investments Special Committee believes incentivize a consensual transaction with the Co-Op Group by providing for a lower redemption price for nine months and a higher redemption price in the event of a non-consensual restructuring of CSC Holdings debt.

Although management supported these negotiations, all decision-making was delegated to the Investments Special Committee pursuant to the delegation of authority described in the Summary Term Sheet above under “Who is the special committee of CSC Investments II and what is their authority?”

The Private Placement Transaction was approved by the Investments Special Committee following extensive discussion with our advisors, including White & Case, as legal advisor, and Evercore, as financial advisor and placement agent, Altman Solon LP, as industry consultant, and Farnan LLP, as counsel to the Investments Special Committee. The Investments Special Committee held meetings with such advisors on March 31, April 1, April 2, April 7, April 10, April 17, April 24, May 1, May 15 and May 23 and approved the Private Placement Transaction on May 28, 2026. During such period, the Investments Special Committee held numerous separate discussions with Farnan LLP without the presence of our advisors.”

Item 12.     Exhibits

Exhibit Number	Description
(a)(1)(A)**	Offer to Purchase, dated June 1, 2026.
(a)(1)(B)**	Letter of Transmittal.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 1, 2026.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 1, 2026.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)

Press Release issued by Optimum Communications, Inc., dated June 1, 2026, announcing the commencement of the Offer (incorporated herein by reference to Exhibit 99.3 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 1, 2026).

(b)	Not applicable.
(d)(1)

Credit Agreement, dated as of October 9, 2015, by and among CSC Holdings, LLC (as successor by merger to Neptune Finco Corp.), as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and security agent, Barclays Bank plc and BNP Paribas Securities Corp., as co-syndication agents, Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and the Bank of Nova Scotia, as co-documentation agents, and J.P. Morgan Securities LLC, Barclays Bank plc, BNP Paribas Securities Corp., Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and The Bank of Nova Scotia, as joint bookrunners and lead arrangers (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(2)

First Amendment to Credit Agreement, dated as of June 20, 2016 (incorporated herein by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(3)

Incremental Loan Assumption Agreement, dated as of June 21, 2016 (incorporated herein by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(4)

Incremental Loan Assumption Agreement, dated as of July 21, 2016 (incorporated herein by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(5)

Second Amendment to Credit Agreement (Extension Amendment), dated as of September 9, 2016 (incorporated herein by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(6)

Third Amendment to Credit Agreement (Extension Amendment, Incremental Loan Assumption Agreement & Assignment and Acceptance), dated as of December 9, 2016 (incorporated herein by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(7)

Fourth Amendment to Credit Agreement (Incremental Loan Assumption Agreement & Refinancing Amendment), dated as of March 15, 2017 (incorporated herein by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(8)

Facility Guaranty, dated as of June 21, 2016, by and among the guarantors party thereto and JPMorgan Chase Bank, N.A. (incorporated herein by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(9)

Pledge Agreement, dated as of June 21, 2016, by and among CSC Holdings, LLC, certain pledgors party thereto and JPMorgan Chase Bank, N.A. (incorporated herein by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

Exhibit Number	Description
(d)(10)

Fifth Amendment to Credit Agreement, dated as of January 12, 2018, by and among the Borrower, the Additional Lenders and Lead Arrangers party thereto and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 16, 2018).

(d)(11)

Sixth Amendment to Credit Agreement, dated as of October 15, 2018, by and among, inter alios, the Borrower, Goldman Sachs Bank USA as Additional Lender and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated herein by reference to Exhibit 4.11 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on October 19, 2018).

(d)(12)

Seventh Amendment to Credit Agreement, dated as of January 24, 2019, by and among the Borrower, each of the other Loan Parties, the Lenders and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 30, 2019).

(d)(13)

Eighth Amendment to Credit Agreement, dated as of February 7, 2019, by and among the Borrower, each of the other Loan Parties, the February 2019 Incremental Term Loan Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on February 8, 2019).

(d)(14)

Eleventh Amendment to Credit Agreement, dated as of October 3, 2019, by and among the Borrower, each of the other Loan Parties, the Additional Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on October 7, 2019).

(d)(15)

Twelfth Amendment to Credit Agreement, dated as of July 13, 2022, by and among the Borrower, each of the other Loan Parties, the Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on July 13, 2022).

(d)(16)

Thirteenth Amendment to Credit Agreement, dated as of December 19, 2022, by and among the Borrower, each of the other Loan Parties, the Lenders party thereto and JPMorgan Chase Bank, N.A. as the Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on December 19, 2022).

(d)(17)

Fourteenth Amendment to Credit Agreement, dated as of November 25, 2025, by and among the Borrower, the incremental lender party thereto, each of the other Loan Parties and JPMorgan Chase Bank, N.A., as the administrative agent and security agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on November 25, 2025).

(d)(18)

Credit Agreement, dated as of September 29, 2020, among Cablevision Lightpath LLC, as Borrower, the Lenders party thereto, Goldman Sachs Bank USA as administrative agent and Deutsche Bank Trust Company Americas as collateral agent (incorporated herein by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on October 1, 2020).

(d)(19)

First Amendment to Credit Agreement, dated as of June 20, 2023, between Cablevision Lightpath LLC, as Borrower, and Goldman Sachs Bank USA as administrative agent for the Lenders (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on August 3, 2023).

(d)(20)

Extension Amendment No. 1 to Credit Agreement, dated as of February 9, 2024, by and among Cablevision Lightpath LLC, as Borrower, the other loan parties party thereto, the revolving credit lenders party thereto, the L/C Issuers party thereto, the swingline lenders party thereto, the 2024 Extension Arranger and Goldman Sachs Bank USA, as the administrative agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on May 2, 2024).

(d)(21)

Incremental Loan Assumption Agreement No. 1 to Credit Agreement, dated as of November 7, 2024, between Cablevision Lightpath LLC, as Borrower, and Banco Santander, S.A., New York Branch as administrative agent for the Lenders (incorporated herein by reference to Exhibit 10.20 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2025).

Exhibit Number	Description
(d)(22)

Refinancing Amendment No. 1 to Credit Agreement, dated as of January 31, 2025, by and among Cablevision Lightpath LLC, as Borrower, the other loan parties party thereto, the 2025 Refinancing Term Loan Lenders party thereto, the 2025 Refinancing Term Loan Arranger and Goldman Sachs Bank USA, as the administrative agent (incorporated herein by reference to Exhibit 10.21 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2025).

(d)(23)

Receivables Facility Loan and Security Agreement, dated as of July 16, 2025, by and among Cablevision Funding LLC, as borrower, certain guarantors party thereto, Goldman Sachs Bank USA and certain funds managed by TPG Angelo Gordon, as initial lenders, Goldman Sachs Bank USA and TPG Angelo Gordon, as structuring agents, Alter Domus (US) LLC, as administrative agent, and Citibank, N.A., as collateral agent and account bank (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on July 16, 2025).

(d)(24)

Amended and Restated Credit Agreement, dated as of January 12, 2026, by and among Cablevision Litchfield, LLC and CSC Optimum Holdings, LLC, each as a borrower, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 12, 2026).

(d)(25)

Altice USA, Inc. 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 99.1 of the Company’s Form 10-Q (File No. 001-38126) filed on May 1, 2020).

(d)(26)

Optimum Communications, Inc. (f/k/a Altice USA, Inc.) 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.27 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(27)

Optimum Communications, Inc. (f/k/a Altice USA, Inc.) 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.28 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(28)

Altice USA 2017 Long Term Incentive Plan, Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on December 30, 2021).

(d)(29)

Optimum Communications, Inc. (f/k/a Altice USA, Inc.) 2017 Long Term Incentive Plan, Form of Cash Performance Award Agreement (incorporated herein by reference to Exhibit 10.30 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(30)

Master Separation Agreement, dated as of May 18, 2018, by and between Altice USA, Inc. and Altice N.V. (incorporated herein by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-1/A (File No. 333-222475) filed on May 21, 2018).

(d)(31)

Restriction Agreement, dated as of December 31, 2019, by and between Altice USA, Inc. and Dexter Goei (incorporated herein by reference to Exhibit 10.22 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 14, 2020).

(d)(32)

Executive Employment Agreement, dated as of September 7, 2022, by and between Altice USA, Inc. and Dennis Mathew (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on November 2, 2022).

(d)(33)

Executive Employment Agreement, dated as of February 5, 2023, by and between Altice USA, Inc. and Marc Sirota, as amended February 22, 2023 (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on May 3, 2023).

(d)(34)

Transition Agreement, dated as of December 10, 2024, by and between Altice USA, Inc. and Colleen Schmidt (incorporated herein by reference to Exhibit 10.41 of the Company’s Form 10-K (File No. 001-38126) filed on February 13, 2025).

(d)(35)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-38126) filed on August 1, 2024).
(d)(36)

Base Indenture, dated as of March 3, 2026, by and among Lightpath Fiber Issuer LLC, as Issuer, Lightpath Fiber Infrastructure LLC, Lightpath of New England, LLC, Cambridge Network Solutions, LLC, CNS Network Solutions, LLC, Cablevision Lightpath NJ LLC, 4Connections LLC, Cablevision Lightpath CT LLC, 319 Chestnut LLC, each as an Asset Entity, and Wilmington Trust, National Association, as Indenture Trustee (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on March 9, 2026).

Exhibit Number	Description
(d)(37)

Series 2026-1 Supplement, dated as of March 3, 2026, by and among Lightpath Fiber Issuer LLC, as Issuer, Lightpath Fiber Infrastructure LLC, Lightpath of New England, LLC, Cambridge Network Solutions, LLC, CNS Network Solutions, LLC, Cablevision Lightpath NJ LLC, 4Connections LLC, Cablevision Lightpath CT LLC, 319 Chestnut LLC, each as an Asset Entity, and Wilmington Trust, National Association, as Indenture Trustee (incorporated herein by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on March 9, 2026).

(d)(38)

Retention Cash Award Agreement, dated as of February 11, 2026, by and between Optimum Communications, Inc. and Dennis Mathew (incorporated herein by reference to Exhibit 10.38 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(39)

Retention Cash Award Agreement, dated as of February 11, 2026, by and between Optimum Communications, Inc. and Dexter Goei (incorporated herein by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2026).

(d)(40)	Form of Independent Director Cash Award Agreement (incorporated herein by reference to Exhibit 10.40 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on February 13, 2026).
(d)(41)

Form of Deferred Cash Award Agreement under the Optimum Communications, Inc. (f/k/a Altice USA, Inc.) 2017 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-38126) filed on May 7, 2026).

(d)(42)

Transition, Retention and Retirement Agreement, dated as of April 1, 2026, by and between Optimum Communications, Inc. and Michael E. Olsen (incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-38126) filed on May 7, 2026).

(d)(43)

First Amendment, dated May 29, 2026, to Amended and Restated Credit Agreement, dated as of January 12, 2026, by and among Cablevision Litchfield, LLC and CSC Optimum Holdings, LLC, each as a borrower, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 1, 2026).

(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

____________

**      Previously filed with the Schedule TO on June 1, 2026

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2026

OPTIMUM COMMUNICATIONS, INC.
By:	/s/ Marc Sirota
Name:	Marc Sirota
Title:	Chief Financial Officer
CSC INVESTMENTS II LLC
By:	/s/ Marc Sirota
Name:	Marc Sirota
Title:	Chief Financial Officer